Nixon Peabody LLP799 9th Street NW Suite 500 Washington, DC 20001-5327	Lloyd H. Spencer Partner
T / 202.585.8303 F / 866.825.1990 lspencer@nixonpeabody.com

September 18, 2024

BY EDGAR

Victor Cecco

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bancorp Montana, Inc. Form 10-K For the Fiscal Year Ended December 31, 2023 File No. 001-34682

Dear Mr. Cecco:

This letter is submitted on behalf of Eagle Bancorp Montana, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”), as set forth in your letter to Miranda J. Spaulding dated September 6, 2024.

For reference purposes, the text of each comment contained in your letter dated September 6, 2024 has been reproduced herein, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 27

1.

We note that during the quarter ended September 30, 2023, Management determined that a triggering event had occurred because of a decrease in the Company's stock price and a revision in the earnings outlook in comparison to budget, and as a result performed an interim goodwill impairment assessment as of August 31, 2023, and concluded that goodwill was not impaired. We also note that the Company performed its annual impairment test as of October 31, 2023, which similarly did not result in impairment being recorded for the year ended December 31, 2023. We further note that the Company's stock price remains below its book value and your disclosure in Note 1 on page 17 that you have one reportable operating segment. Please provide us a summary analysis of how you determined that goodwill was not impaired as of both your interim and annual testing dates, including as part of your response the percentage or amount by which your estimated fair value exceeded carrying value.

Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

Company Response: The Company prepared quantitative goodwill impairment assessments for both interim and annual measurement dates in 2023 in accordance with Accounting Standards Codification Topic 350, Intangibles – Goodwill and Other, (“ASC 350”). Fair value for both testing dates was determined based on assistance from a third party valuation specialist. A weighted average of both the market and income approaches was used in valuing the reporting unit’s fair value. The interim estimated fair value as of August 31, 2023 was $165.07 million compared to a carrying value of $159.68 million for a difference of $5.39 million. The annual estimated fair value as of October 31, 2023 was $158.72 million compared to a carrying value of $154.75 million for a difference of $3.97 million.

Key assumptions as of the interim and annual measurement dates are included below.

Market Approach:

●

Weightings:  The market approach was assigned a weighting of 80%. Within the market approach, both the trading price indication and the acquisition comparables group were assigned weightings of 40% regarding fair value. The acquisition comparables group was determined based on recent bank acquisition activity and total asset size.

●

Trading comparables: A group of publicly traded banks were selected based on meeting specific criteria including comparable geographical footprints, balance sheet structures, net interest margin and asset quality.

Income Approach:

●	Weightings: The income approach was assigned a weighting of 20%.
●

Financial Projections: Cash flows were forecasted through the end of 2025 including adjustments to reflect the effects of a controlling entity (cost savings assumption) and determine the future value of the cash flow at the end of the financial projection horizon (terminal value).

●	Discount rates: Calculated discount rates of 14.8% and 14.3%, respectively, were used for the interim and annual testing dates.
●	Expense cost savings: Cost savings of 20%, net of taxes over the forecast period was applied in the analysis to factor in economies of scale generally achieved through bank acquisitions.

Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

Lending Activities, page 29

2.    We note from your tabular disclosure that commercial real estate (“CRE”) loans represent a significant portion of your total loan portfolio. We also note disclosure on page 17 that because you have increased CRE loan originations, your credit risk has increased. Please revise future filings to provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, as well as other factors to the extent material to an investor’s understanding of the risks inherent in your CRE loan portfolio. Additionally, please revise future filings to clarify specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Company Response: The Company acknowledges the Staff’s comment and confirms that it will revise future filings to provide additional disclosures and quantifying characteristics to aid in understanding the risks inherent in our CRE loan portfolio.

Additionally, the Company confirms that it will revise future filings to illustrate specific risk management policies and procedures taken by management to address the current CRE environment.

* * * * *

Please contact the undersigned at (202) 213-1291 with any further comments or questions you may have.

Sincerely, Lloyd H. Spencer Partner

cc:	Ms. Laura F. Clark Ms. Miranda J. Spaulding